EXHIBIT 4.7

AMENDMENT NO. 2 TO LEASE

                    THIS AGREEMENT made this 9th day of October 2002, by and between MILLER-VALENTINE PARTNERS, as Lessor and AREL ACQUISITIONS, INC. successor by Assignment to W2COM, LLC., as Lessee located at 3500 Park Center Drive, Suite 100, Dayton, Ohio 45414.

W I T N E S S E T H:

                    WHEREAS, Lessor and Lessee entered into a Lease dated November 5, 1998, as amended September 16, 1999, as assigned on August 8, 2000, and

                    WHEREAS, the Lessor and Lessee desire to amend the Lease of approximately 21,729 rentable square feet to reduce the size of the Leased Premise, revise the Term, revise the Rent, revise the Security Deposit, delete the Option to Renew, delete the Right of First Notification, and delete the Right to Purchase.

                    NOW THEREFORE, the Lease is amended as follows:

                    1.          Effective August 1, 2002, this Lease shall be amended to reduce the Leased Premises by 19,729 square feet for a revised total of approximately 2,000 rentable square feet of Leased Premises at 3500 Park Center Drive, Suite 100, Dayton, Ohio 45414, as shown on the Floor Plan attached hereto as Exhibit A.

                                 Lessee warrants that Lessee has accepted and is now in possession of the revised Leased Premises, as shown on the Floor Plan attached hereto as Exhibit A, and that the Lease is valid and presently in full force and effect.  The Lessee shall accept the Leased Premises in its present “as is” condition.

                    2.          ARTICLE 1. TERM. shall be revised as follows:

                                 Lessee and Lessor hereby agree that effective August 1, 2002 the term of this Lease shall become month-to-month.

                                 Either the Lessor or the Lessee may terminate the Lease effective at the end of any calendar month by giving written notice to the other party at least ninety (90) days in advance of the termination date.

                    3.          ARTICLE 3. RENT. Section 1. shall be revised as follows:

                                 Effective August 1, 2002, Rent will be due and payble monthly on the first day of each month without demand in the amount of $2,000.00. Provided however, a payment in the amount of $140,000.00 ($138,000.00 for the right to downsize and $2,000.00 rent for the month of August, 2002) shall accompany the return of the signed Lease.  Checks should be made payable to Miller-Valentine Partners and sent to Miller-Valentine Partners, Post Office Box 744, Dayton, Ohio 45401-0744, ATTN: ACCOUNTS RECEIVABLE.  Lessor and Lessee agree that if Lessor does not receive any installment of rent accruing hereunder and/or any other sum payable hereunder on or before ten (10) days after the date the payment is due, Lessee shall pay to Lessor, as additional rent, a late charge equal to ten percent (10%) of the overdue amount.

                    4.          ARTICLE 6.  SECURITY DEPOSIT.  shall be revised to read as follows:
                                 It is agreed between Lessor and Lessee that the Security Deposit presently held by Miller-Valentine Partners in the amount of $13,298.54, shall be retained by Miller-Valentine Partners as an addition to the right to downsize penalty.

                                 When this Lease is terminated by either Lessee or Lessor and the Leased Premises are vacated, Lessee’s duty shall be to restore the Leased Premises to the condition at time of occupancy, reasonable wear and tear excepted.  Lessee’s obligations shall include, but are not limited to, the repair of walls, floors, carpeting, ceilings and other finishes, resulting from damage created by the removal of mollys, screws, wallcoverings and/or floor coverings, that are place or installed by the Lessee during the term of this Lease or extensions thereof.  All associated costs shall be that of the Lessee.
                    5.          ARTICLE 41. OPTION TO RENEW.  shall be deleted in its entirety.
                    6.          ARTICLE 44.  RIGHT OF FIRST NOTIFICATION.  shall be deleted in its entirety.
                    7.          ARTICLE 45.  RIGHT TO PURCHASE.  shall be deleted in its entirety.
                    8.          Except as expressly amended herein, all other terms and conditions of the Lease remain in full force and affect.

                    IN WITNESS WHEREOF, the Lessor and Lessee have affixed their signatures to duplicates of this Amendment, this 12th day of September, 2002, as to Lessee and this 9th day of October, 2002, as to Lessor.

Signed and acknowledged	LESSOR:	MILLIER-VALENTINE PARTNERS
in the presence of:		an Ohio general partnership
	By:	MV Partners Mgmt LLC
an Ohio limited liability company
	Its:	General Partner

/S/ ANTHONY L. WHONN	By:	/S/ VERNON H. OAKLEY
Anthony L. WHONN	Title:	General Partner

/S/ MICHELLE ATKINSON
Michelle Atkinson

	LESSEE:	AREL ACQUISITIONS, INC.

/S/ RHONDA G. GUTHRIE	By:	/S/ BRIAN KOHR
Rhonda G. Guthrie	Title:	Corporate Controller

/S/ KELLY AMMON
Kelly Ammon

ACKNOWLEDGEMENT FOLLOWS

STATE OF OHIO, COUNTY OF MONTGOMERY, SS:

                    The foregoing instrument was acknowledged before me this 9th day of October, 2002, by Vernon H. Oakley, General Partner, on behalf of MILLER-VALENTINE PARTNERS.

/S/ RITA A. HUGHES
Notary Public

RITA A. HUGHES, Notary Public
In and for the State of Ohio
My Commission Expires May 4, 2006

STATE OF OHIO, COUNTY OF MONTGOMERY, SS:

                    The foregoing instrument was acknowledged before me this 1st day of September, 2002, by Brian Kohr, the Corporate Controller of AREL ACQUISITIONS, INC. a corporation on behalf of said corporation.

/S/ RHONDA G. GUTHRIE
Notary Public

RHONDA G. GUTHRIE, NOTARY PUBLIC
In and for the State of Ohio
My Commission Expires Dec 7, 2006